TAMBORAN RESOURCES CORPORATION

Suite 01, Level 39, Tower One, International Towers Sydney

100 Barangaroo Avenue, Barangaroo NSW 2000

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall
John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation
Registration Statement on Form S-1, as amended (File No. 333-279119)
Request for Acceleration Effective Date

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-279119) (as amended, the “Registration Statement”) be accelerated to become effective as of 2:00 p.m. Eastern time on June 26, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael Chambers at (713) 546-7416.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Signature Page Follows]

June 25, 2024

Very truly yours,

TAMBORAN RESOURCES CORPORATION

By:	/s/ Eric Dyer
Name: Eric Dyer
Title: Chief Financial Officer

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Michael Chambers, Latham & Watkins LLP

David J. Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP